SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COAST DENTAL SERVICES, INC.
(Name of Subject Company (Issuer))

COAST DENTAL SERVICES, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

19034H102
(CUSIP Number of Class of Securities)

TIMOTHY G. MERRICK
VICE PRESIDENT – FINANCE AND SECRETARY
2502 ROCKY POINT DRIVE NORTH, SUITE 1000
TAMPA, FLORIDA 33607
(813) 288-1999
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Edward J. Richardson, Esquire	Robert J. Grammig, Esquire
Shumaker, Loop & Kendrick, LLP	Holland & Knight, LLP
101 East Kennedy Boulevard, Suite 2800	400 North Ashley Drive, Suite 2300
Tampa, FL 33602	Tampa, FL 33602
(813) 229-7600	(813) 227-8500

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$5,788,494	$533.00

     *  For purpose of calculating the filing fee only. The fee is $92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #10, issued by the Commission on February 7, 2003. The amount assumes the purchase of 1,286,332 shares of common stock of Coast Dental Services, Inc. (“Coast Dental”), for a price per share of $4.50. Such number of shares represents (i) the sum of the 2,091,223 outstanding shares of Coast Dental as of March 1, 2003 and 261,721 shares issuable upon exercise of outstanding options to purchase shares (other than options held by the continuing shareholders), (ii) less 1,066,800 shares held by the continuing shareholders who have notified Coast Dental that they do not intend to tender their shares in this tender offer.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $533	Filing Party: Coast Dental Services, Inc.
	Form or Registration No.: Schedule TO	Date Filed: March 4, 2003

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender-offer subject to Rule 13e-4.

[X]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTION
SIGNATURE
EXHIBIT INDEX
Ex-99.(A)(12)- April 2, 2003 Press Release
Ex-99.(A)(13)- Amendment to Offer to Purchase

INTRODUCTION

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2003, as amended by Amendment No. 1 filed with the SEC on March 13, 2003 and Amendment No. 2 filed with the SEC on March 14, 2003 (collectively, the “Schedule TO”), and the Offer to Purchase dated March 4, 2003 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1) to the Schedule TO. The Offer to Purchase, the Amendment and Supplement to the Offer to Purchase dated April 1, 2003 filed herewith as Exhibit (a)(13) to the Schedule TO (the “Supplement”) and the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(2) to the Schedule TO, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Schedule TO and the Offer relate to the offer by Coast Dental Services, Inc., a Florida corporation (“Coast Dental”), to purchase any and all of its outstanding shares of common stock, par value $.001 per share (the “Shares”), at a price of $4.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer.

     The information set forth in the Schedule TO is expressly incorporated herein by reference in response to all the items of this Amendment No. 3 to Schedule TO, except as set forth below. Except as provided herein, this Amendment No. 3 does not alter the terms and conditions previously set forth in the Offer, and should be read in conjunction with the Schedule TO. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Offer to Purchase and Schedule TO.

ITEM 1.       SUMMARY TERM SHEET

     Item 1 of Schedule TO is hereby amended and supplemented by the following:

     The information set forth in Sections 1 and 7 of the Supplement is incorporated herein by reference.

     On April 2, 2003, Coast Dental extended the expiration date of the tender offer to 5:00 p.m., Eastern time, on April 14, 2003. The full text of the press release Coast Dental issued on April 2, 2003 announcing the amendment of the Schedule TO and the extension is filed as Exhibit (a)(12) hereto. All references in the Offer to Purchase and in the related Letter of Transmittal to the original Expiration Date are hereby replaced by the new Expiration Date.

ITEM 4.       TERMS OF THE TRANSACTION

     Item 4 of Schedule TO is hereby amended and supplemented by the following:

     The information set forth in Sections 10, 11 and 13 of the Supplement is incorporated herein by reference.

     On April 2, 2003, Coast Dental extended the expiration date of the tender offer to 5:00 p.m., Eastern time, on April 14, 2003. The full text of the press release Coast Dental issued on April 2, 2003 announcing the amendment of the Schedule TO and the extension is filed as Exhibit (a)(12) hereto. All references in the Offer to Purchase and in the related Letter of Transmittal to the original Expiration Date are hereby replaced by the new Expiration Date.

ITEM 6.       PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6 of Schedule TO is hereby amended and supplemented by the information set forth in Section 8 of the Supplement, which is incorporated herein by reference.

ITEM 10.       FINANCIAL STATEMENTS.

     Item 10 of Schedule TO is hereby amended and supplemented by the information set forth in Section 12 of the Supplement, which is incorporated herein by reference.

ITEM 12.       EXHIBITS.

(a)(1)	Offer to Purchase.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery of Shares of Common Stock.*
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)	Letter to Shareholders from Coast Dental.*
(a)(7)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(8)	Text of Press Release dated February 21, 2003, issued by Coast Dental.*
(a)(9)	Test of Press Release dated March 4, 2003, issued by Coast Dental.*
(a)(10)	Text of Press Release dated March 13, 2003, issued by Coast Dental.**
(a)(11)	Text of Press Release dated March 14, 2003, issued by Coast Dental.***
(a)(12)	Text of Press Release dated April 2, 2003, issued by Coast Dental.
(a)(13)	Amendment and Supplement to Offer to Purchase, dated April 2, 2003.
(b)(1)	Revolving Credit, Term Loan and Security Agreement dated December 31, 2002 between Coast Dental and CapitalSource Finance, LLC.*
(b)(2)	Credit Agreement dated February 28, 2003 between Coast Dental and the Diasti Family Limited Partnership.*
(c)(1)	Opinion of Capitalink, L.C. On Fairness, dated February 19, 2003, (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(c)(2)	Report to the Special Committee by Capitalink, L.C. dated February 19, 2003.*
(d)	Letter dated February 26, 2003 to Coast Dental Board of Directors from Continuing Shareholders.*
(e)	Not applicable.
(f)	Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(g)	None
(h)	None

*        Filed with the Securities and Exchange Commission previously on March 4, 2003 on Schedule TO.

**      Filed with the Securities and Exchange Commission previously on March 13, 2003 on Amendment No. 1 to Schedule TO.

***    Filed with the Securities and Exchange Commission previously on March 14, 2003 on Amendment No. 2 to Schedule TO.

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ITEM 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 13 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 8 and 9 of the Supplement, which is incorporated herein by reference.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2003

Coast Dental Services, Inc.

By:	/s/ Timothy G. Merrick

Name:	Timothy G. Merrick
Title:	Vice President – Finance and Secretary

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EXHIBIT INDEX

(a)(1)	Offer to Purchase.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery of Shares of Common Stock.*
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)	Letter to Shareholders from Coast Dental.*
(a)(7)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(8)	Text of Press Release dated February 21, 2003, issued by Coast Dental.*
(a)(9)	Test of Press Release dated March 4, 2003, issued by Coast Dental.*
(a)(10)	Text of Press Release dated March 13, 2003, issued by Coast Dental.**
(a)(11)	Text of Press Release dated March 14, 2003, issued by Coast Dental.***
(a)(12)	Text of Press Release dated April 2, 2003, issued by Coast Dental.
(a)(13)	Amendment and Supplement to Offer to Purchase, dated April 2, 2003.
(b)(1)	Revolving Credit, Term Loan and Security Agreement dated December 31, 2002 between Coast Dental and CapitalSource Finance, LLC.*
(b)(2)	Credit Agreement dated February 28, 2003 between Coast Dental and the Diasti Family Limited Partnership.*
(c)(1)	Opinion of Capitalink, L.C. On Fairness, dated February 19, 2003, (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(c)(2)	Report to the Special Committee by Capitalink, L.C. dated February 19, 2003.*
(d)	Letter dated February 26, 2003 to Coast Dental Board of Directors from Continuing Shareholders.*
(e)	Not applicable.
(f)	Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1))*
(g)	None
(h)	None

*         Filed with the Securities and Exchange Commission previously on March 4, 2003 on Schedule TO.

**      Filed with the Securities and Exchange Commission previously on March 13, 2003 on Amendment No. 1 to Schedule TO.

***    Filed with the Securities and Exchange Commission previously on March 14, 2003 on Amendment No. 2 to Schedule TO.

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